[Letterhead of Wachtell, Lipton, Rosen & Katz]

November 12, 2014

VIA EDGAR

David L. Orlic, Esq.

Special Counsel, Office of Merger and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GFI Group Inc.

Schedule TO-T filed by BGC Partners, L.P. and BGC Partners, Inc.

Filed October 22, 2014

File No. 005-80318

Dear Mr. Orlic:

On behalf of our clients, BGC Partners, Inc. and BGC Partners, L.P. (collectively, the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated October 29, 2014, with respect to the Tender Offer Statement on Schedule TO referenced above (the “Schedule TO”). Concurrently with the filing of this letter, the Company is filing Amendment No. 1 (“Amendment No. 1”) to the Schedule TO.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Schedule TO.

What are the most significant conditions to the Offer, page 4

1.	The regulatory, board and impairment conditions are each dependent on the purchaser being satisfied that the condition has occurred or been satisfied. Please revise to include an objective standard for the determination of whether a condition has occurred or been satisfied.

Response: In response to the Staff’s comment, the Company has revised disclosure on the cover page of the Offer to Purchase, in the Summary Term Sheet under the caption “What are the most significant conditions to the Offer?” and elsewhere in Amendment No. 1.

David L. Orlic, Esq.

U.S. Securities and Exchange Commission

November 12, 2014

2.	Please revise your disclosure to clarify that the board condition effectively requires the company to take action in support of your offer before you are obligated to close.

Response: In response to the Staff’s comment, the Company has revised disclosure in the Summary Term Sheet under the caption “What are the most significant conditions to the Offer?” in Amendment No. 1.

Until what time can I withdraw tendered Shares?, page 5

3.	Please revise to clarify that shareholders can withdraw tendered shares at any time after December 21, 2014, if you have not agreed to accept shares for payment by that time, or advise how you determined otherwise.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 throughout to refer to December 21, 2014 rather than December 22, 2014.

When and how will I be paid for my tendered Shares?, page 5

4.	Disclosure states that you will pay for all shares promptly after the later of the date of expiration of the offer and the satisfaction or waiver of the conditions. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise the language accordingly.

Response: In response to the Staff’s comment, the Company has revised disclosure in the Summary Term Sheet under the caption “When and how will I be paid for my tendered Shares?” in Amendment No. 1.

Acceptance for Payment and Payment for Shares, page 11

5.	Disclosure states that tendered shares not accepted for payment, and certificates for unpurchased or untendered shares, will be returned as promptly as practicable following the expiration or termination of the offer.
Rule 14e-1(c) requires that you return these shares “promptly” upon expiration or termination of the offer. Please revise.

Response: In response to the Staff’s comment, the Company has revised disclosure under the heading “The Offer—Section 2—Acceptance for Payment and Payment for Shares” in Amendment No. 1.

David L. Orlic, Esq.

U.S. Securities and Exchange Commission

November 12, 2014

Conditions of the Offer, page 28

6.	Disclosure states that certain conditions must be satisfied before the time of payment for shares. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise the language accordingly.

Response: In response to the Staff’s comment, the Company has revised disclosure under the heading “The Offer—Section 14—Conditions of the Offer” in Amendment No. 1.

Other, page 33

7.	We note disclosure in the last paragraph of this section. If your intent is to rely on Rule 13e-3(g)(1) for any subsequent Rule 13e-3 transaction, please provide the disclosure required by Rule 13e-3(g)(1)(i).

Response: In response to the Staff’s comment, the Company has revised disclosure under the heading “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals—Other” in Amendment No. 1.

Miscellaneous, page 34

8.	You state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). If you are attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law. Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance.

Response: In response to the Staff’s comment, the Company has revised disclosure under the heading “The Offer—Section 18—Miscellaneous” in Amendment No. 1.

*       *       *

David L. Orlic, Esq.

U.S. Securities and Exchange Commission

November 12, 2014

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394 or Sebastian L. Fain at (212) 403-1135.

Very truly yours,

/s/ David K. Lam

David K. Lam

Enclosures

cc:	Stephen M. Merkel, BGC Partners, Inc.